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                            May 25, 2022

       Chamath Palihapitiya
       Chief Executive Officer
       Social Capital Suvretta Holdings Corp. I
       2850 W. Horizon Ridge Parkway, Suite 200
       Henderson, NV 89052

                                                        Re: Social Capital
Suvretta Holdings Corp. I
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 12, 2022
                                                            File No. 333-262706

       Dear Mr. Palihapitiya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed May 12, 2022

       Our Development Pipeline, page 5

   1. We acknowledge your response to our prior comment 1, which we reissue. We note your discussion of the
distinction between Akili's development programs and product candidates on page 246.
However, you continue to include many references that describe your pipeline as
comprised of various individual, stand-alone development programs.
                                                        Please revise your
presentation here and throughout the registration statement to clarify that your development
programs entail the study and application of EndeavorRx for the treatment of ADHD in
expanded patient populations and variants of the same SSME-
                                                        based therapeutic
engine technology as EndeavorRx, rather than individual separate programs. We note that
your disclosure continues to refer to (i) your robust pipeline of
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. I
Comapany
May        NameSocial Capital Suvretta Holdings Corp. I
     25, 2022
May 25,
Page 2 2022 Page 2
FirstName LastName
         development programs that include twelve currently being evaluated in clinical studies on pages xiii and 294; and (ii) your SDT-001 product candidate, the "Japanese version" of
         EndeavorRx, as "poised for pivotal study in children with ADHD in Japan" on pages 254 and 263. Please also enlarge the text in your pipeline table on pages 6, 254 and 275 further to ensure that the footnotes are legible.
Background to the Business Combination, page 141

2. We note your disclosure in response to our prior comment 2 that SCS management's $850 million valuation in the initial draft letter of intent was informed by an analysis of comparable public therapeutic and biotechnology companies focused on the central nervous system. Please disclose the companies selected, expand your disclosure of such comparative companies analysis and clearly describe how such analysis factored into SCS management's valuation.
Unaudited Pro Forma Condensed Combined Financial Information Description of the Transactions
4. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the
Year Ended December 31, 2021, page 221

3. We note your response to prior comment 5 regarding the intended grant of awards to certain executive officers representing 6% of your outstanding capital stock immediately following the Business Combination on an as converted basis, which is contingent upon the completion of the Business Combination. Please tell us your consideration of the guidance in Article 11-01(a)(8) of Regulation S-X.
4. We note the revised disclosures you provided to note C in response to prior comment 4 regarding the Earnout Shares allocated to employee common stockholders. It remains unclear how you concluded that the Earnout Shares allocated to employee common stockholders are within the scope of ASC 718 given that there is no requirement for the employee common stockholders to provide any goods or services and the Earnout Shares are not associated with currently held stock-based compensation instruments. Please provide us with a more comprehensive analysis of the specific terms of the Earnout Shares as it relates to the employee common stockholders along with specific references to the accounting literature that supports your conclusions. As part of your analysis, include any differences between the terms for employee common stockholders versus nonemployee common stockholders for earning the Earnout Shares. In addition, tell us your consideration of the guidance provided in ASC 718-10-S99-2.
 Chamath Palihapitiya
Social Capital Suvretta Holdings Corp. I
May 25, 2022
Page 3

       You may contact Tracy Houser at 202-551-3736 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.



                                                        Sincerely,
FirstName LastNameChamath Palihapitiya
                                                      Division of Corporation
Finance
Comapany NameSocial Capital Suvretta Holdings Corp. I
                                                      Office of Life Sciences
May 25, 2022 Page 3
cc:       Raaj Narayan, Esq.
FirstName LastName